kilpatrick townsend & stockton llp www.kilpatricktownsend.com Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

February 21, 2012	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatrickstockton.com

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4651
Washington, D.C. 20549
Attention:  Christian Windsor, Special Counsel

Re:	First Century Bancorp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 16, 2011 File No. 001-16413

Dear Mr. Windsor:

At the request and on behalf of our client, First Century Bancorp. (the “Company”), we provide the below response to the Staff’s comment letter to the Company dated January19, 2011 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on March 31, 2011, and Form 10-Q for the quarterly period ended March 31, 2011, filed with the Commission on May 16, 2011 (File No. 001-16413).

The Company’s responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for ease of reference.  Unless the context requires otherwise, references to we, our, us, First Century Bancorp or the Company in the response below refer to First Century Bancorp.  In addition, in the case of all responses to comments, the use of first person pronouns reflects statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1    Please file on EDGAR your response to prior comment 21 in our letter dated August 9, 2011.

Response:

We apologize for the oversight.  The prior response, which was originally included in Exhibit L to our original filing, is provided again below:

Earnings were negatively impacted by a significant reduction in mortgage production volume during the first quarter 2011.  Factors contributing to the reduction in volume include increasing mortgage lending rates and turnover in production staff.  Management is continuing to diversify its production sources to mitigate fluctuations in production in the future.  Implementation of these additional production sources will occur throughout 2011.  Production will continue to be affected by rates in addition to the implementation of these new production sources. Additionally, performance within the first quarter was impacted by the Company’s portfolio of commercial mortgage-backed securities paying down as anticipated, reducing the contribution from the investment portfolio.

Investment Securities, page 37

2.           Please refer to your response to comment 6 of our August 9, 2011 letter. Please provide us and revise future filings to discuss in more detail the specific nature of these investments and the criteria used to identify and purchase them. Identify the issuers and the seniority of the securities within the investment structure. Revise MD&A to include a discussion of sale of investments held to maturity, how that sale reflects your disclosure here and quantify the gain or loss at which the securities were sold.

Response:

The requested revisions will be made in the Company’s future filings. The Company’s proposed revisions are shown in Exhibit A.

Exhibit 99.1

Consolidated Statements of Income

Noninterest Income, page 4

3.           Please refer to your response to comment 14 of our August 9, 2011 letter. Your response does not address the presentation of the gain or loss on the sale of loans held for sale. Please revise or advise. Refer to ASC 860-20-50. Similarly, please revise the statements of cash flows to present the changes in loans held for sale on a gross basis, including originations, proceeds from sales, and gains/losses on those sales.

Response:

The requested revisions will be made in the Company’s future filings. The Company’s proposed revisions are shown in Exhibit B.

Note 2. Investment Securities, page 15

4.           Please refer to your response to comment 18 of our August 9, 2011 letter. Please provide us and revise future filings to include a complete discussion of the facts and circumstances surrounding the sale of investment securities held to maturity, identifying the issuer(s), the type(s) of securities sold, and a discussion of the credit deterioration referenced in your response. Discuss whether or not you have further exposure to these or similar securities. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

During the second quarter of 2010, we sold one held to maturity non-agency residential mortgage-backed security with a fair value of $557,000 due to a significant deterioration of the underlying collateral and the issuer’s creditworthiness in accordance with accounting guideline ASC 320-10-35.  The security had been downgraded by a nationally recognized rating agency due to increased delinquency and default levels on the underlying mortgages and decreasing levels of support from the subordination structure.

A slight gain of $76,000 was recorded due to the remaining discount on the security in question.  As previously stated, we do not believe his is inconsistent with the Company’s original decision and intent to hold these securities in held-to-maturity status.  The Company has the intent and ability to hold the remaining securities in this portfolio to maturity.

The Company has one non-agency residential mortgage-backed security remaining in the held to maturity portfolio with a fair value of $854,000 at December 31, 2010.

The Company will provide similar such disclosure in future filings.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,

/s/ James W. Stevens
James W. Stevens

cc:           Denise Smyth, First Century Bancorp.
Mike Harris, First Century Bancorp.

EXHIBIT A

Investment Securities

The composition of the investment securities portfolio reflects First Century’s investment strategy for maintaining an appropriate level of liquidity while providing a relatively stable source of revenue.  The securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet, while providing a vehicle for the investment of available funds, furnishing liquidity, and to provide collateral for borrowings and public unit deposits.

In late 2008 and early 2009 with very few lending opportunities and the lack of any loan demand, the bank made a strategic decision to invest in AAA-rated commercial mortgage-backed securities due to inefficiencies that occurred within that market.  The decision was to invest in intermediate-duration, high quality securities that would paydown over 18 to 48 months, providing cash flow for lending at a later date and providing for earnings stabilization immediately.  Using very specific underwriting guidelines, securities were selected based upon the year of issuance, experience and quality of the issuer, geographic concentrations, property type concentrations and seniority of the security within the subordination structure. The decision was made to maintain this portfolio as a held-to-maturity portfolio given the company’s intent and ability to hold these securities until maturity.

At December 31 2010, the Company’s investment portfolio primarily consisted of residential mortgage-backed securities and commercial mortgage-backed securities.

Residential Mortgage-Backed Securities

At December 31, 2010, our residential mortgage-backed securities portfolio was comprised of $842,000 fair value of U.S. government agency-backed securities and $2,320,000 fair value of non-agency (private issuer) securities.  The agency securities are generally collateralized by 1-4 family, conforming residential mortgages with $460,000 fixed-rate and $382,000 variable-rate.  The non-agency securities are also generally collateralized by 1-4 family residential mortgages.  The mortgage loans underlying the non-agency securities are generally non-conforming (i.e., original balance in excess of the amount qualifying for agency securities) and have fixed –rates of interest.

Substantially all of the non-agency securities are senior tranches in the securitization structure and at origination had credit protection in the form of credit enhancement, over-collateralization and/or excess spread accounts.

The fair value of sub-investment grade investment securities for which we have not recorded an other than temporary impaired (“OTTI”) credit loss as of December 31, 2010 totaled $197,000

Commercial Mortgage-Backed Securities

The fair value of the non-agency commercial mortgage-backed securities portfolio was $11,379,000 at December 31, 2010 and consisted of fixed-rate, private-issuer securities collateralized by non-residential properties, primarily retail properties, office buildings, and multi-family housing.  Substantially all of the securities are the most senior tranches in the subordination structure.

There were no OTTI credit losses on non-agency commercial mortgage-backed securities during 2010.  In addition no commercial mortgage-backed securities are below investment grade as of December 31, 2010.

If current housing and economic conditions were to worsen, if market volatility and illiquidity were to worsen, or if market interest rates were to increase appreciably, the valuation of our investment securities portfolio could continue to be adversely affected and we could incur OTTI credit losses that would impact our Consolidated Income Statement and Capital Ratios.

First Century continually monitors and analyzes these securities to ensure they maintain their intended performance characteristics.  Should circumstances change, the Company will review the circumstances and determine the appropriateness of maintaining the securities as held-to-maturity according the ASC 320-10-35.

Investment securities as of December 31, 2010 and 2009 are summarized as follows.

	December 31, 2010
	Amortized Cost	Gross Unrealized	Gross Unrealized	Fair Value
Securities Available for Sale		Gains	Losses
Obligations of U.S. Government Agencies	$2,000,000	$-	$(82,562)	$1,917,438
Obligations of States and Political Subdivisions	332,455	-	(6,955)	325,500
Mortgage Backed Securities-GNMA	365,670	16,221	-	381,891
Mortgage Backed Securities-FNMA and FHLMC	457,571	6,312	(3,493)	460,390
Private Label Residential Mortgage Backed Securities	1,337,633	141,334	(12,879)	1,466,088
Private Label Commercial Mortgage Backed Securities	652,752	535	-	653,287
	$5,146,081	$164,402	$(105,889)	$5,204,594
Securities Held to Maturity
Private Label Residential Mortgage Backed Securities	$766,732	$87,519	$-	$854,251
Private Label Commercial Mortgage Backed Securities	10,033,737	692,605	(230)	10,726,112
	$10,800,469	$780,124	$(230)	$11,580,363

	December 31, 2009
	Amortized Cost	Gross Unrealized	Gross Unrealized	Fair Value
Securities Available for Sale		Gains	Losses
Obligations of U.S. Government Agencies	$983,146	$28,888	$-	$1,012,034
Obligations of States and Political Subdivisions	326,855	-	(87,693)	239,162
Mortgage Backed Securities-GNMA	1,435,829	71,850	-	1,507,679
Mortgage Backed Securities-FNMA and FHLMC	794,697	9,750	(1,928)	802,519
Private Label Residential Mortgage Backed Securities	2,720,521	4,331	(288,440)	2,436,412
Private Label Commercial Mortgage Backed Securities	726,226	12,223	-	738,449
Corporate Debt Securities	575,000	6,700	(9,490)	572,210
Equity Securities	298,680	-	(12,720)	285,960
	$7,860,954	$133,742	$(400,271)	$7,594,425
Securities Held to Maturity
Private Label Residential Mortgage Backed Securities	$1,963,140	$255,583	$-	$2,218,723
Private Label Commercial Mortgage Backed Securities	14,831,223	1,056,040	(57,627)	15,829,636
	$16,764,363	$1,311,623	$(57,627)	$18,048,359

During the second quarter of 2010, we sold one held to maturity non-agency residential mortgage-backed security with a fair value of $557,000 due to a deterioration of the underlying collateral and concern about the issuers creditworthiness in accordance with accounting guideline ASC 320-10-35.  The Company determined the security was downgraded by a nationally recognized rating agency due to increased delinquency and default levels on the underlying mortgages and decreasing levels of support from the subordination structure.  A slight gain of $76,000 was recorded due to the remaining discount on the security in question.

The Company has one non-agency residential mortgage-backed security remaining in the held to maturity portfolio with a fair value of $854,000 at December 31, 2010.

The amortized cost, estimated fair value, and weighted average yield of investment securities at December 31, 2010, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale			Held to Maturity
	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
Obligations of U.S. Government Agencies
Less than 1 Year	$2,000,000	$1,917,438	2.06%	$-	$-	-
Obligations of States and Political Subdivisions
1 to 5 Years	332,455	325,500	8.71%	-	-	-
Mortgage Backed Securities
Less than 1 Year	266,100	262,607	5.25%	222,501	229,384	10.35%
1 to 5 Years	1,053,933	1,047,900	8.57%	10,333,184	11,054,683	10.04%
5 to 10 Years	1,127,923	1,269,258	7.36%	244,784	296,296	9.58%
Over 10 Years	365,670	381,891	2.18%	-	-	-
	$5,146,081	$5,204,594	5.16%	$10,800,469	11,580,363	10.05%

EXHIBIT B

FIRST CENTURY BANCORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash Flows from Operating Activities
Net Income	$666,912	$43,560
Adjustments to Reconcile Net Income to
Net Cash Used by Operating Activities
Provision for Loan Losses	750,390	333,673
Depreciation	187,840	201,255
Amortization and Accretion	(722,633)	(968,310)
Loss on Sale of Other Assets	10,543	11,665
Loss on Sale of Other Real Estate Owned	34,644	-
Writedown of Other Real Estate Owned	67,512	-
Impairment Loss on Other Investments	-	62,420
Gains on Sales of Securities	(145,602)	(24,984)
Stock Compensation Expense	9,259	52,547
Origination of Mortgage Loans Held for Sale	(211,246,366)	(130,448,052)
Proceeds from Sales of Mortgage Loans Held for Sale	206,975,317	122,674,679
Change In
Other Assets	(108,148)	(131,988)
Other Liabilities	143,854	6,615

	(3,376,478)	(8,186,920)

Cash Flows from Investing Activities
Purchases of Investment Securities Available for Sale	(3,000,000)	(9,691,104)
Proceeds from Maturities, Calls and Paydowns of
Investment Securities Available for Sale	2,242,552	6,577,621
Proceeds from the Sale of Investment Securities Available for Sale	3,524,842	6,642,492
Purchases of Investment Securities Held to Maturity	-	(11,599,251)
Proceeds from Maturities, Calls and Paydowns of
Investment Securities Held to Maturity	4,797,322	2,769,432
Proceeds from the Sale of Investment Securities Held to Maturity	2,014,129	-
Purchases of Other Investments	(221,700)	(73,750)
Proceeds from the Sale of Other Investments	2,400	37,700
Net Change in Loans	4,014,583	59,744
Proceeds from the Sale of Other Real Estate Owned	62,356	54,353
Proceeds from the Sale of Other Assets	24,107	-
Purchases of Premises and Equipment	(1,018,600)	(52,368)
Proceeds from Sale of Premises and Equipment	26,655	-

	12,468,646	(5,275,131)

Cash Flows from Financing Activities
Net Change in Deposits	(6,904,298)	12,445,824
Purchase of Treasury Stock	-	(1,005)
Payment of Stock Issuance Costs	(18,877)	(206,211)
Proceeds from the Issuance of Common Stock	1,261,707	1,529,541

	(5,661,468)	13,768,150

Net Increase in Cash and Cash Equivalents	3,430,700	306,099

Cash and Cash Equivalents, Beginning	2,531,126	2,225,027

Cash and Cash Equivalents, Ending	$5,961,826	$2,531,126

The accompanying notes are an integral part of these consolidated statements.